June 17, 2011

VIA EDGAR

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Nautilus Marine Acquisition Corp.
Registration Statement on Form F-1
Filed June 1, 2011
File No. 333-174634

Dear Mr. Owings:

Nautilus Marine Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) is electronically submitting hereunder its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 9, 2011 regarding its Registration Statement on Form F-1 (“Registration Statement”) filed on EDGAR on June 1, 2011. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

General

1.	Please file on EDGAR as correspondence all of the letters previously submitted in response to our comments on the draft materials.

We advise the Staff that we have filed all of our previous response letters as correspondence on EDGAR.

The Offering, page 5

FPI Status, page 8

2.
We note your statement that “Pursuant to Rule 3b-4 of the Exchange Act, [you] determined [y]our status as a FPI and, as such, [you] are required to comply with the tender offer rules in connection with [y]our initial business transaction” and that “[you] are required to determine [y]our status as a FPI for the 2011 fiscal year as of the last day of [y]our second quarter, or April 30, 2011. On such date, if [you] no longer qualify as a FPI (as set forth in Rule 3b-4 of the Exchange Act), [you] will then become subject to the U.S. domestic issuer rules as of the first day of [y]our 2011 fiscal year.” Please clarify your status as an FPI. Please also revise your file accordingly to indicate how this status will impact future shareholder redemption and voting rights.

We advise the Staff that as of the April 30, 2011 determination date, we continued to qualify as a foreign private issuer (“FPI”). We will re-check our FPI status on April 30, 2012. To the extent we no longer qualify as an FPI as of such date, we will become subject to the U.S. domestic issuer rules as of November 1, 2012. We have revised the Registration Statement (pages 7-8) accordingly. We also advise the Staff that we have discussed the impact of our FPI status on future shareholder redemption and voting rights throughout the Registration Statement. For example, we noted that if we qualify as an FPI, we will conduct redemptions pursuant to the tender offer rules. By contrast, if we do not qualify as an FPI, we will have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules or pursuant to the tender offer rules. In addition, if we do not qualify as an FPI, then prior to the consummation of our business transaction, there could be released to us from the trust account amounts necessary to purchase up to 15% of the common stock sold in the initial public offering.

Risk Factors, page 19

We may issue shares of our capital stock or debt securities to complete a business transaction…, page 27

3.	Please revise the stated number of authorized but unissued shares of common stock to reflect the increased number of insider warrants or tell us why you believe this is unnecessary.

We have revised the Registration Statement (page 27) in response to the Staff’s comment.
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We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq., Stuart Neuhauser, Esq. or Joshua Englard, Esq., each at (212) 370-1300.

NAUTILUS MARINE ACQUISITION CORP.

/s/ Prokopios Tsirigakis
Prokopios (Akis) Tsirigakis

cc:	Ellenoff Grossman & Schole LLP
Lowenstein Sandler PC
Maxim Group LLC
Withum Smith+Brown